

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2015

Via E-mail
David A. Penkrot
Executive Director
Chase Issuance Trust
c/o Chase Bank USA, National Association
201 North Walnut Street
Wilmington, DE 19801

    Re: **Chase Issuance Trust**
           Form 10-K for the Fiscal Year Ended December 31, 2014
           Filed March 30, 2015
           File No. 333-67076-02

Dear Mr. Penkrot:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ Katherine Hsu

                                           Katherine Hsu
                                           Office Chief

cc: Angela M. Liuzzi, JPMorgan Chase & Co.
       Patricia M. Garvey, JPMorgan Chase & Co.